Exhibit 99.13

FORM 51-102

MATERIAL CHANGE REPORT

1.	Name and Address of Company

BRP Inc. (“BRP” or the “Company”)

726 Saint-Joseph Street

Valcourt, Quebec

J0E 2L0

2.	Date of Material Change

July 28, 2021.

3.	Press Releases

A press release reporting the material change described in this report was distributed via Newswire (Cision) on July 28, 2021 and was filed with each of the Canadian securities regulatory authorities via SEDAR and the United States Securities and Exchange Commission via EDGAR.

4.	Summary of Material Change

On July 28, 2021, BRP announced that it had taken up and paid for 3,381,642 subordinate voting shares (“Shares”) at a price of $103.50 per Share under BRP’s substantial issuer bid (“SIB”) to repurchase up to $350 million of its Shares. All dollar amounts indicated herein are in Canadian dollars.

5.1	Full Description of Material Change

On July 28, 2021, BRP announced that it had taken up and paid for 3,381,642 Shares under the SIB.

The Shares purchased represent an aggregate purchase price of approximately $350 million and represented 4% of the total number of BRP’s issued and outstanding Shares and multiple voting shares as of July 27, 2021. After giving effect to the SIB, BRP will have 37,716,787 Shares and 42,954,979 multiple voting shares issued and outstanding.

A total of 2,444,950 Shares were taken up and purchased pursuant to auction tenders at or below the purchase price and purchase price tenders. Since the SIB was oversubscribed, shareholders who made auction tenders at or below the purchase price and purchase price tenders had approximately 83% of their successfully tendered Shares purchased by BRP (other than “odd lot” tenders, which were not subject to proration). 936,692 Shares were taken up and purchased pursuant to proportionate tenders.

Beaudier Inc. and 4338618 Canada Inc. made proportionate tenders under the SIB in order to maintain their proportionate equity ownership interests in BRP. Upon completion of the SIB, they will respectively hold 13,407,688 and 8,937,848 multiple voting shares, representing approximately 27.23% and 18.15% of the voting power attached to all of the issued and outstanding Shares and multiple voting shares, and 16.62% and 11.08% of BRP’s issued and outstanding Shares and multiple voting shares.

Any Shares or multiple voting shares not purchased, including such Shares not purchased as a result of proration or Shares tendered pursuant to auction tenders at prices higher than the purchase price or invalidly tendered will be returned to shareholders as soon as practicable by the depositary.

Payment and settlement of the purchased Shares will be effected by Computershare Trust Company of Canada on or about August 3, 2021 in accordance with the SIB and applicable law.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

For additional information, please contact Martin Langelier, Senior Vice-President, General Counsel & Public Affairs at BRP at 450-532-6154.

9.	Date of Report

July 28, 2021.